33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL:(03)5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

RECEIVED
2008 JUL -8 A 9:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 2, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Mitsui Trust Holdings
~~The Chuo Mitsui Trust and Banking Company,~~ Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release document to the Commission:

- **NOTICE OF RESOLUTION OF THE 7TH ORDINARY GENERAL MEETING OF SHAREHOLDERS AND CLASS SHAREHOLDERS MEETING**
- **NOTICE REGARDING REPAYMENT OF THE PUBLIC FUNDS THROUGH CONVERSION ON PREFERRED STOCK AND MARKET SALES OF COMMON STOCK, AS WELL AS THE DETERMINATION OF THE FRAMEWORK FOR SHARE REPURCHASE**
- **NOTICE REGARDING SHARE REPURCHASE AND CANCELLATION**

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

PROCESSED
JUL 10 2008
THOMSON REUTERS

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

08003672

Masazumi Eto
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

7/9

The Chuō Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

July 2, 2008

To: Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission

Acknowledgement of Receipt of News Release

Dear Sir/ Madam,

Whenever we make a news release, we have always been receiving from you a copy of our letterhead with your company seal stamped, as an acknowledgement of receipt.

However, for the news release "NOTICE CONCERNING REORGANIZATION WITHIN THE GROUP AND CHANGES IN TRADENAMES OF MITSUI TRUST HOLDINGS, INC. AND MITSUI ASSET TRUST AND BANKING COMPANY LTD", dated May 18, 2007(Letterhead dated May 29, 2007), we have received the acknowledgement receipt without the company seal stamped.

In order to file the acknowledgement of receipt as a legitimate document to confirm your receipt of our news release, we would appreciate it if you would please return the attached copy of our letterhead "NOTICE CONCERNING REORGANIZATION WITHIN THE GROUP AND CHANGES IN TRADENAMES OF MITSUI TRUST HOLDINGS, INC. AND MITSUI ASSET TRUST AND BANKING COMPANY LTD", dated May 29, 2007, with your company seal stamped.

We appreciate your cooperation.

Yours Faithfully,

Masazumi Eto
Senior Manager
Global Finance Department
Phone:81-3-5232-1056

June 27, 2008

To: Shareholders

Kazuo Tanabe
President
CHUO MITSUI TRUST HOLDINGS, INC.
33-1, Shiba 3-chome, Minato-ku, Tokyo
Code No.: 8309

NOTICE OF RESOLUTIONS OF THE 7TH ORDINARY GENERAL MEETING OF SHAREHOLDERS AND CLASS SHAREHOLDERS MEETING

Dear Sirs:

This is to inform you of the following reports and resolutions made at the Company's 7th Ordinary General Meeting of Shareholders and Class Shareholders Meeting held on June 27, 2008:

Matters reported:

(1) Matters concerning the business report, consolidated financial statements and the audit reports on consolidated financial statements made by the independent auditors and Board of Corporate Auditors for the 7th term (from April 1, 2007 to March 31, 2008)

The contents of the above business report, consolidated financial statements and the audit reports were reported.

(2) Matters concerning reports on the statement of accounts for the 7th term (from April 1, 2007 to March 31, 2008)

The contents of the above statement were reported.

Matters resolved:

Agendum 1: Matters concerning distribution of surplus for the 7th term

This agendum was approved and resolved as originally proposed.

Annual Dividend of 7 yen per share for common stock, 14.4 yen per share for Class II preferred stock, and 20 yen per share for Class III preferred stock were resolved.

Agendum 2: Matters concerning reduction of capital reserve

This agendum was approved and resolved as originally proposed. The major amendments are as listed below.

(1) The Company shall reduce its "capital reserve" and transfer the amount of the reduction to "other capital surplus" pursuant to Paragraph 1, Article 448 of the Company Act, in order to repurchase its own shares

and ensure flexibility and versatility in implementing its financial policy. The Company will reduce its "capital reserve" of 245,011,354,329 yen by an amount equal to 179,600,000,000 yen, which amount will be transferred to "other capital surplus".

(2) The effective date for the reduction of capital reserve is July 2, 2008.

Agendum 3: Matters concerning partial amendments to the Articles of Incorporation

This agendum was approved and resolved as originally proposed. The major amendments are as listed below.

(1) Aiming to increase the methods of capital procurement, the Company shall add provisions regarding new classes of preferred stock (Articles 6, 13, 15 and 19) and revise other related provisions. The said new classes of preferred stock shall be of a "bond-type" for which no acquisition request rights shall be granted and for which the consideration specified in the acquisition clause is cash.

(2) To secure flexibility in its capital policies, the Company shall provide that the acquisition of treasury stock, which is stipulated in Article 459, Paragraph 1, Item 1 of the Company Act, may be determined by a resolution of the Board of Directors (Article 51). Accordingly, Article 8 of the prior Articles of Incorporation shall be deleted.

(3) In addition to the above, necessary changes to the overall Articles of Incorporation shall be made, including reviewing the existing clauses, revising internal cross-references to cited Articles, and upward revisions to the number of Articles.

Agendum 4: Matters concerning election of all six (6) Directors due to the termination of their current terms of office.

Messrs. Kiichiro Furusawa, Kazuo Tanabe, Tomohiro Ito, Jun Okuno, Ken Sumida and Tadashi Kawai were re-elected as originally proposed. All Directors assumed to their respective offices.

- end -

RECEIVED
2008 JUL -8 A 9:31

To Whom It May Concern:

June 30, 2008

Chuo Mitsui Trust Holdings, Inc.
Code No.: 8309

Notice Regarding Repayment of the Public Funds through Conversion of Preferred Stock and Market Sales of Common Stock, as well as the Determination of the Framework for Share Repurchase

With regard to the secondary sale of our common stock in the domestic and overseas markets, Chuo Mitsui Trust Holdings, Inc. (the "Company") resolved the following at its Board of Directors' Meeting held today:

As announced in our "Notice Regarding Repayment of the Public Funds (Preferred Stock)" released on April 15, 2008, we will repay public funds through the conversion of a portion of our 133,281,250 shares of Class III Preferred Stock (total amount of initial issue price 213.2 billion yen, subscribed by The Resolution and Collection Corporation (the "RCC")) equal to 47,812,500 shares of Class III Preferred Stock (total amount of initial issue price equal to 76.5 billion yen) into common stock by the RCC (through issuance of our common stock upon conversion by the RCC), followed by the sale in the market (through a secondary sale), subject to the Company obtaining approval from the Deposit Insurance Corporation (the "DIC").

In addition to the market sales described above, we also intend to propose to the DIC, through the RCC, that we repay public funds through the repurchase of our own stock. At its Board of Directors' Meeting held today, the Company also resolved the framework for such proposed share repurchase as described below.

I. Market Sales of Stock

1. Type of Stock to be Offered:
   Common stock of the Company

2. Number of Shares Planned to be Offered:
   170,000,000 shares

   (Approximately 110,500,000 shares to be offered in a secondary domestic offering and approximately 59,500,000 shares to be offered in a secondary overseas offering. The final number of shares to be sold in each of the domestic offering and the overseas offering (within the aggregate number of shares planned to be offered as described above) will be determined by the Selling Shareholder indicated in 3. below on the day that the offering price is fixed, as set forth in 4. below, upon consideration of the level of demand and other factors.)

3. Selling Shareholder
   The RCC

4. Offering Price

To be fixed on a day between Monday, July 14, 2008 and Thursday, July 17, 2008 (the "Pricing Date").

The offering price will be fixed by the RCC based on provisional conditions calculated and presented pursuant to the method prescribed in Article 22 of the Regulations concerning Underwriting of Securities of the Japan Securities Dealers Association (determined based on the closing price on the First Section of the Tokyo Stock Exchange on the Pricing Date (if there is no closing price on the Pricing Date, then the closing price on the most recent preceding date) multiplied by 0.90 to 1.00 (with amounts less than 1.0 yen truncated)), based on the level of demand in light of such provisional conditions and other factors, and following consultation with the joint global coordinators (Daiwa Securities SMBC Co. Ltd., Goldman Sachs International and Nikko Citigroup Limited).

5. Method of Secondary Sale

(1) Domestic Secondary Sale:

The domestic secondary sale will be conducted through firm commitment underwriting by the following underwriters:

Daiwa Securities SMBC Co., Ltd.
Nikko Citigroup Limited
Goldman Sachs Japan Co., Ltd.
Shinko Securities Co., Ltd.
Okasan Securities Co., Ltd.
Tokai Tokyo Securities Co., Ltd.
Mitsubishi UFJ Securities Co., Ltd.
SMBC Friend Securities Co., Ltd.
Aizawa-Securities Co., Ltd.
Mito Securities Co., Ltd.
Kyokuto Securities Co., Ltd.
Matsui Securities Co., Ltd.

(2) Overseas Secondary Sale:

The secondary sale in overseas markets will be conducted through firm commitment underwriting by the following underwriters (in the United States, the common stock will be offered only in a private placement to eligible institutional investors under Rule 144A of the United States Securities Act of 1933, as amended):

Goldman Sachs International
Citigroup Global Markets Limited
Daiwa Securities SMBC Europe Limited
Morgan Stanley & Co. International plc
UBS Limited
Deutsche Bank AG, London Branch
Merrill Lynch International
BNP Paribas
J.P.Morgan Securities Ltd.
Lehman Brothers International (Europe)

6. Subscription Period

The subscription period of the domestic secondary sale is scheduled to be from the next business day following the Pricing Date to the second business day following the Pricing Date.

7. Settlement Date

The settlement date is scheduled to be the fourth business day following the Pricing Date.

8. Advances on subscription

Advances on subscription will be equivalent to the offering price per share.

9. Unit of Shares for Subscription

1,000 shares

10. We filed a securities notice, including amendments, regarding this secondary sale on June 30, 2008.

II. Determination of the Framework for Share Repurchase

1. Reason for Determination of the Framework for Share Repurchase:

Based on the Law Concerning Emergency Measures for Early Rehabilitation of Financial Functions, in order to repurchase the shares of our preferred stock owned by the RCC, we determined the framework for the share repurchase in accordance with Article 56, Paragraph 1 of the Company Law of Japan and the provisions of Article 51 of our Articles of Incorporation based on Article 459, Paragraph 1, Subparagraph 1 of the Company Law.

2. Details of Share Repurchase Framework:

Details of share repurchase framework determined by Board of Directors' Meeting held June 30, 2008.

(1) Type of Stock to be Repurchased:
Class III Preferred Stock

(2) Number of Shares to be Repurchased
Up to 85,468,750 shares

(3) Aggregate Purchase Price for Shares to be Repurchased
Up to ¥180.0 billion

(4) Repurchase Period
From July 2, 2008 to July 4, 2008

The actual terms of our share repurchase will be determined based on the share price of our common stock and other factors, within the provisions of the share repurchase framework set forth above. Based on the 631 yen per share closing price of our common stock on the First Section of the Tokyo Stock Exchange on Friday, July 27, 2008 (the trading day immediately preceding the above-described Board of Directors Meeting). we estimate that we will repurchase approximately 62,000,000 shares, at an aggregate

purchase price of approximately 140.0 billion yen, although the actual scale of the share repurchase, the number of repurchased shares and the aggregate purchase price could change due to changes in the share price of our common stock.

(Reference)

1. All of the 170,000,000 shares of common stock to be issued by us upon the request for conversion by the RCC of the 47,812,500 shares of Class III Preferred Stock held by it will be sold in a secondary sale as described above in "I. Market Sales of Stock".
   We intend to cancel all of the 47,812,500 shares of our Class III Preferred Stock to be acquired by us upon the request for conversion by the RCC described above on the same date that we acquire such shares.

2. Within the terms of the framework for share repurchase described above in "II. Determination of the Framework for Share Repurchase" and the repurchase period described therein, we intend to propose to the DIC, through the RCC, a repurchase of our own stock and, upon receipt of approval of the proposed repurchase, we intend to repurchase shares of our Class III Preferred Stock from the RCC.
   We intend to cancel repurchased shares of our preferred stock on the date of such repurchase.

Summary of the Public Funds (preferred stock) as of June 30, 2008

Stock type	Class II Preferred Stock	Class III Preferred Stock
Aggregate shares initially issued:	93,750,000 shares	156,406,250 shares
Aggregate initial issue price:	¥150.0 billion	¥250.2 billion
Aggregate shares outstanding:	93,750,000 shares	133,281,250 shares
Aggregate outstanding issue price (Note):	¥150.0 billion	¥213.2 billion
Per share issue price:	¥1,600	¥1,600
Per share liquidation preference:	¥1,600	¥1,600
Per share conversion price:	¥450	¥450
Conversion price adjustment clause:	Downward adjustment only	Downward adjustment only
Per share conversion price adjustment floor:	¥450	¥450
Annual adjustment date of conversion price:	Every August 1 until 2008	Every August 1 until 2008
Period during which conversion requests acceptable:	Until July 31, 2009	Until July 31, 2009
Mandatory conversion date:	August 1, 2009	August 1, 2009
Conversion price at mandatory conversion date:	Average 30-day closing price for Company common stock on the Tokyo Stock Exchange, starting 45 days prior to mandatory conversion date. ¥400 is final reset floor	Average 30-day closing price for Company common stock on the Tokyo Stock Exchange, starting 45 days prior to mandatory conversion date. ¥400 is final reset floor

Note: Figures based on initial issue amounts

RECEIVED
2008 JUL -8 A 9:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 2, 2008

To Whom It May Concern:

Chuo Mitsui Trust Holdings, Inc.
Code No.: 8309

Notice Regarding Share Repurchase and Cancellation

With regard to the shares of our preferred stock held by The Resolution and Collection Corporation (the "RCC") and the share repurchase framework resolved at the Board of Directors' Meeting of Chuo Mitsui Trust Holdings, Inc. (the "Company") held on June 30, 2008, the Company resolved at its Board of Directors Meeting held today to conduct a share repurchase pursuant to the provisions of Article 157, Paragraph 1 of the Company Law of Japan and to cancel such repurchased shares pursuant to the provisions of Article 178, Paragraph 1 of the Company Law, as described below. In addition, the Company announces that it has received approval from the relevant authorities to carry out such transactions.

The share repurchase pursuant to the share repurchase framework resolved at the Board of Directors' Meeting of the Company held on June 30, 2008 will be completed upon execution of the share repurchase described below.

In addition, with regard to the shares of preferred stock to be repurchased as described below, all of such shares of repurchased preferred stock will be cancelled on the date of such repurchase.

I. Details of Share Repurchase:

(1) Type of Stock to be Repurchased:	Class III Preferred Stock
(2) Number of Shares to be Repurchased:	54,000,000 shares
(3) Purchase Price:	¥2,359 per share
(4) Aggregate Purchase Price:	¥127,386,000,000
(5) Seller:	The RCC
(6) Intended Execution Date of Purchase Agreement:	July 2, 2008
(7) Delivery Date for Shares:	July 3, 2008

II. Details of Cancellation:

(1) Type of Stock to be Cancelled:	Class III Preferred Stock
(2) Number of Shares to be Cancelled:	54,000,000 shares (All of the Shares of Class III Preferred Stock to be repurchased pursuant to I. above.)
(3) Cancellation Date:	July 3, 2008

(Reference)
Details of Share Repurchase Framework:

Details of share repurchase framework determined by Board of Directors' Meeting held June 30, 2008.

(1) Type of Stock to be Repurchased:
Class III Preferred Stock

(2) Number of Shares to be Repurchased
Up to 85,468,750 shares

(3) Aggregate Purchase Price for Shares to be Repurchased
Up to ¥180.0 billion

(4) Repurchase Period
From July 2, 2008 to July 4, 2008

Summary of the Public Funds (preferred stock) as of July 2, 2008

Stock type	Class II Preferred Stock	Class III Preferred Stock
Aggregate shares initially issued:	93,750,000 shares	156,406,250 shares
Aggregate initial issue price:	¥150.0 billion	¥250.2 billion
Aggregate shares outstanding:	93,750,000 shares	133,281,250 shares
Aggregate outstanding issue price (Note):	¥150.0 billion	¥213.2 billion
Per share issue price:	¥1,600	¥1,600
Per share liquidation preference:	¥1,600	¥1,600
Per share conversion price:	¥450	¥450
Conversion price adjustment clause:	Downward adjustment only	Downward adjustment only
Per share conversion price adjustment floor:	¥450	¥450
Annual adjustment date of conversion price:	Every August 1 until 2008	Every August 1 until 2008
Period during which conversion requests acceptable:	Until July 31, 2009	Until July 31, 2009
Mandatory conversion date:	August 1, 2009	August 1, 2009
Conversion price at mandatory conversion date:	Average 30-day closing price for Company common stock on the Tokyo Stock Exchange, starting 45 days prior to mandatory conversion date. ¥400 is final reset floor	Average 30-day closing price for Company common stock on the Tokyo Stock Exchange, starting 45 days prior to mandatory conversion date. ¥400 is final reset floor

Note 1: Figures based on initial issue amounts

Note 2: Following completion of the conversion of 47,812,500 shares of our Class III Preferred Stock into shares of our common stock and the delivery of such shares of common stock through sales in the market (in a secondary sale), as announced in our June 30, 2008 press release, "Notice Regarding Repayment of the Public Funds through Converstion of Preffered Stock and Market Sales of Common Stock, as well as the Determination of the Framework for Share Repurchase", and upon completion of the share repurchase and cancellation described above, the aggregate number of shares of Class III Preferred Stock that will remain outstanding will be 31,468,750 shares (with an aggregate initial issue price of 50.3 billion yen).

END